Ceasing Control of Credit Suisse Large Cap Growth Class A

As of April 30, 2009, Merrill Lynch Pierce Fenner & Smith Inc.
 ("Shareholder") owned 10,974.599 shares of the Fund, which represented 25.09 % of the Fund. As of October 30, 2009, Shareholder owned 5,837.334 shares of the Fund. Accordingly, shareholder has ceased to be a controlling person of the Fund.


Ceasing Control of Credit Suisse Large Cap Growth Class B

As of April 30, 2009, Merrill Lynch Pierce Fenner & Smith Inc.
 ("Shareholder") owned 5,180.021 shares of the Fund, which represented 29.65 % of the Fund. As of October 30, 2009, Shareholder owned 495.579 shares of the Fund. Accordingly, shareholder has ceased to be a controlling person of the Fund.